

August 20, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

> **Re:** **SFX Entertainment, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 12, 2013**
> **File No. 333-189564**

Dear Mr. Sillerman:

We have reviewed your responses to the comments in our letter dated July 31, 2013 and have the following additional comments.

General

1. Please update the financial statements and related disclosures included in your Form S-1 registration statement as required by Rule 3-12 of Regulation S-X.

Risk factors, page 14

Our investments in the ID&T Business and the ID&T JV could be adversely affected, page 32

2. We note the disclosure on page 32 indicating that under the terms of the shareholders agreement that will govern the ID&T Business following the completion of the acquisition, you will have the right to appoint a co-Chief Executive Officer and the Chief Financial Officer and the other interest holders will have the right to appoint a co-Chief Executive Officer and the Chief Creative Officer. We also note that the ID&T JV and ID&T Business is required to be generally managed by a board of directors or board of managers and although you will be entitled to appoint a majority of the board of each of these entities, most board decisions will require the consent of the managers appointed by the minority interest holders. We further note that as a result, your ability to control key decisions relating to the operation and development of the ID&T business will be limited. Given the above factors, please explain in detail why you believe you have control over ID&T and will have control over the ID&T J.V. following completion of the acquisition of an additional interest in ID&T, and should therefore consolidate these entities in your consolidated financial statements. Refer to the guidance outlined in ASC 810-10-25 and ASC 970-810-25. We may have further comment upon review of your response.

Dilution, page 52

3. We note the disclosure in the second paragraph indicating your net tangible book value was $(10.4) million or $(.20) per share as of March 31, 2013. As we are unable to determine how such amounts were calculated or determined, please supplementally provide us with your computations of these amounts.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 57

4. Please revise to put footnote (2) next to the $(2,238) pro forma adjustment to service revenue and service direct costs in the pro forma statement of operations for 2012.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 59

5. We note from the company's response to our prior comment 2 that certain indicators with respect to the contingent consideration for the Made business acquisition such as the formula for calculating the distribution payment may permit a determination that the payments should considered compensation. We also note that the company determined that the significant terms of the initial purchase agreement are such that the payments are part of the purchase consideration. We further note that the terms that led the company to make this determination include, but are not limited to, the inclusion of the contingent payments as part of the planned acquisition, the absence of a requirement that the sellers remain employees of the company to become eligible to receive the distribution payments and the provision of compensation in the sellers respective employment agreements that the company believes to be at a level commensurate to the services the sellers will provide. Given that the company has changed its accounting treatment for this contingent consideration since the last amendment that was filed and the fact that the accounting treatment for this arrangement appears to be somewhat subjective and requires thorough analysis, please supplementally explain to us why the acquisition agreement for the Made acquisition transactions includes a provision for payment of contingent consideration. As part of your response, please indicate which party to the agreement required the inclusion of such terms in the purchase agreement and explain why. Also, please supplementally provide us with a copy of any executed or draft purchase contracts for the acquisition of Made which clearly outline the terms of the contingent consideration. We may have further comment upon review of your response.

6. Refer to footnote (11) – We note that the amount of the pro forma adjustments to your income (loss) before taxes for the three months ended March 31, 2013 as disclosed in footnote (11) of $(56,160) does not agree to that reflected in your pro forma statement of operations for the period of $(55,887). Please reconcile and revise these amounts.

7. Refer to footnote (12) – We note that the amount of the net loss attributable to SFX Entertainment Inc. for 2012 of $(64,386) as disclosed in footnote (12) does not agree to the amount reflected in your pro forma statement of operations for the period of $(64,356). Please reconcile and revise these amounts.

8. Refer to footnote (13) – Given that page 54 indicates that the acquisition of a 51% interest in ID&T JV occurred on January 1, 2013, please explain how the adjustment to the weighted average number of shares outstanding for the three months ended March 31, 2013 of 1,640,450 associated with this acquisition was calculated or determined since it appears the 2,000,000 shares issued in connection with this transaction were outstanding for the entire three month period ended March 31, 2013.

Management's Discussion and Analysis, page 72

Contractual and Commercial Commitments, page 90

9. We note that the amount reflected in your pro forma table of contractual commitments for your purchase obligation associated with the remaining 30% interest in Made of $15,000 does not agree to the amount reflected in the pro forma balance sheet on page 56 of the registration statement of $15,958. Please reconcile and revise these disclosures.

Critical Accounting Policies and Estimates, page 92

Stock-Based Compensation, page 92

Valuations of Common Stock, page 93

10. We note the changes that have been made to page 95 of MD&A in response to our prior comment 10. Once you have finalized the valuation of the stock based compensation grants issued subsequent to March 31, 2013 and determined the expected pricing of the shares to be issued in your initial public offering, please revise the discussion on pages 92 through 96 of MD&A to explain each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation.

11. Also, please revise your discussion in MD&A and the notes to your interim financial statements to explain the method and significant assumptions used to value the stock-based compensation grants made subsequent to March 31, 2013.

Planned Acquisitions, page 113

Totem Onelove Group Pty Ltd and Totem Industries Pty Ltd, page 114

12. We note from the disclosure included on page 115, that the asset contribution agreement
for the Totem acquisition contains adjustments to the cash payment due at closing based
on the business EBITDA for the fiscal year ended June 30, 2013 as follows:

- If EBITDA for such period exceeds AUD $11.2 million (or $10.0 million) the cash
  payment at closing will increase by an amount equal to seven multiplied by the
  difference between EBITDA for the fiscal year ended June 30, 2013 less AUD $11.2
  million (or $10.0 million); or

- If EBITDA for such period is less than or equal to AUD $10.8 million (or $9.6
  million) the cash payment at closing will decrease by an amount equal to seven
  multiplied by the difference between AUD $10. 8 million (or $9.6 million) less
  EBITDA for the fiscal year ended June 30, 2013.

 Please revise the purchase price for the Totem acquisition transaction reflected in the pro
 forma financial information included on pages 54 through 73 of the registration statement
 to give effect to these terms of the acquisition agreement. The notes to the pro forma
 financial information should also be revised to disclose the terms of the arrangement and
 to explain how they impacted your determination of the cash purchase price for the
 Totem acquisition transaction.

13. The notes to the company's audited and interim financial statements should also be
revised to disclose these terms of the acquisition agreement and should also explain how
these terms will impact the purchases price for the Totem acquisition transaction.

Employment Agreements, page 129

14. We note from the disclosures included in the second and third paragraphs on page 131
that the company entered into employment agreements with Timothy J. Crowhurst and
Joseph F. Rascoff in June of 2013 that each provided for the grant of options to acquire
1,400,000 shares of the company's common stock. We also note that a portion of these
options vested upon execution of the employment agreements and the vesting of 93,750
options previously granted to Mr. Rascoff was accelerated. Please revise the MD&A and
the notes to your financial statements to disclose the nature and terms of these option
grants and modifications. As part of your revised disclosure, you should also disclose the
method and assumptions that were used to value these option grants, the amount of
compensation expense that will be recognized in connection with these option grants and
the period over which it will be recognized as expense. Also, please disclose the amount

of any compensation charge that was recognized as a result of the accelerated vesting of Mr. Rascoff's options and the amount of the charge recognized for those option grants that vested upon execution of the employment agreements.

15. In a related matter, since it appears these revised employment agreements are attributed to the company's planned public offering, please revise the pro forma statements of operations to give effect to these option grants. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Principal stockholders, page 146

16. We note your response to our prior comment 15 and find it unresponsive. For One of Us Holding B.V., please revise to disclose the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock listed in the table. To the extent One of Us Holding B.V. is owned by other entities, we would expect that you provide us an analysis to identify the natural person or persons who have, sole or shared, voting or investment power with respect to the common stock. Refer to Instruction 2 of Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

SFX Entertainment Inc.

Audited Financial Statements, page F-15

Note 19. Subsequent Events, page F-45

17. We note from the disclosure included in the second paragraph on page F-49 that the company has agreed to provide the sellers of i-Motion price protection for Euro/United States Dollar exchange rates below .7874 and in the event that after the end of the lock-up period for one of the sellers of i-Motion, the price of your common stock falls below 80% of the initial public offering price of your common stock in the offering. Please tell us and revise Note 19 to explain in further detail the terms of the price protection provided to the sellers of i-Motion in the event the Euro/United States exchange rates fall below .7874. Similarly, please explain in further detail the terms of the arrangement with one of the sellers of i-Motion in the event that the price of your common stock falls below 80% of the initial public offering price of your common stock.

18. In a related matter, please tell us and revise Note 19 to explain your planned accounting treatment in the event you are required to issue additional consideration as a result of the price protection provisions provided for under the terms of the i-Motion acquisition agreement. We may have further comment upon review of your response.

19. Please note that if either of these price protection provisions could result in an adjustment to the purchase price for the i-Motion acquisition transaction, the notes to the pro forma financial information should be revised to include a sensitivity analysis that explains how these provisions could impact the purchase price for i-Motion. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

20. We note the caption "subsequent events (unaudited)" on page F-50 of the notes to the audited financial statements. Please note that all information included in the audited financial statements is required to be subject to audit by the independent registered accountant. Accordingly, please revise to eliminate this caption from Note 19 to the audited financial statements.

SFX Entertainment Inc.

Interim Financial Statements, page F-53

Note 18. Segment Reporting, page F-81

21. We note your response to our prior comment 28. As requested in our prior comment, please revise to reflect Beatport as a separate reportable segment in your interim financial statements for the six months ended June 30, 2013.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Aron Izower, Esq.
        Reed Smith LLP